[redacted]

11019420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-42857 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**BBVA Securities Inc.** (An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1345 Avenue of the Americas, 45th Floor**
(No. and Street)

| New York | New York | 10105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Diego Crasny** (212) 728-2354
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche, LLP**
(Name - if individual, state last, first, middle name)

| 2 World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
REGISTRATIONS BRANCH
19

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# AFFIRMATION

I, Diego Crasny, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of BBVA Securities Inc. ( an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.), as of and for the year ended December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diego Crasny

Chief Financial Officer

STATE OF New York

COUNTY OF New York

Subscribed and sworn to before me on this 25th

day of February 2011.

Notary Public

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 1/30/15

BBVA SECURITIES INC.
(An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

# STATEMENT OF FINANCIAL CONDITION
# AS OF DECEMBER 31, 2010
# AND
# INDEPENDENT AUDITORS' REPORT
# AND
# SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

File pursuant to rule 17a-5(c) (30
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

# BBVA SECURITIES INC.

(AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2010

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 620,047 |
| Cash segregated in compliance with Federal regulations | | 2,000,000 |
| Securities purchased under agreements to resell | | 32,300,000 |
| Short-term investment with affiliate | | 500,717 |
| Securities owned, at fair value | | 9,999,200 |
| Receivable from broker-dealers | | 3,731,640 |
| Receivable from clearing organizations | | 1,890,964 |
| Receivable from affiliates | | 471,133 |
| Office furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization | | 1,103,942 |
| Investment banking fees receivable | | 5,516,054 |
| Other assets | | 266,504 |
| TOTAL ASSETS | $ | 58,400,201 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Payable to affiliates | $ | 458,040 |
| Accrued liabilities and accounts payable | | 13,560,155 |
| Taxes payable, net | | 114,591 |
| Total liabilities | | 14,132,786 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 69,240,600 |
| Accumulated deficit | | (24,973,195) |
| Total stockholder's equity | | 44,267,415 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 58,400,201 |

See accompanying notes to the financial statement.

## 1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a wholly owned subsidiary of BBVA Securities Holdings, S.A. (BBVA Holdings), a Spanish company. BBVA Holdings is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a Spanish financial institution. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and institutional sales of fixed income securities. For its fixed income sales business, the Company is self-clearing.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates** — The statement of financial condition is prepared in accordance with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities and certain disclosures. These estimates relate mainly to tax and tax-related valuation reserves, investment banking fees receivable and accrued compensation. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

**Cash** — Cash represents cash on hand and overnight deposits.

**Cash Segregated in Compliance With Federal Regulations** — Cash of $2,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

**Securities Transactions** —Security transactions are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

**Securities Owned, at Fair Value** — Securities owned are recorded at fair value Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The fair value of the Company's securities owned is based on observable market prices.

**Office Furniture, Equipment and Leasehold Improvements** — Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

**Receivables** — Receivables are recorded when amounts are owed to the Company for services completed. In the case that a receivable is deemed uncollectible, a bad debt provision will be established.

**Income Taxes** — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the accounting principles related to accounting for uncertainty in income taxes. A tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

**Foreign Currency Transactions** — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

**Stock-Based Compensation** — The measurement of stock-based compensation is based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation related to restricted stock awards. These amounts are recorded as a capital contribution within additional paid-in capital.

**Fair Value Measurements** — Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Companies are required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data.

**Recent Accounting Pronouncements** — In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. The guidance requires additional disclosure on transfers in and out of Levels I and II fair value measurements in the fair value hierarchy and the reasons for such transfers. In addition, for fair value measurements using significant unobservable inputs (Level III), the reconciliation of beginning and ending balances must be presented on a gross basis, with separate disclosure of gross purchases, sales, issuances, settlements and transfers in and transfers out of Level III. The new guidance also requires enhanced disclosures on the fair value hierarchy to disaggregate disclosures by each class of assets and liabilities. In addition, an entity is required to provide further disclosures on valuation techniques and inputs used to measure fair value for fair value measurements that fall in either Level II or Level III. Except for the Level III reconciliation disclosures, this

guidance became effective for the Company beginning January 1, 2010. The adoption of this guidance did not have a material impact on the Company's financial statement. The Level III reconciliation disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is not expected to have a material impact on the Company's financial statement.

## 3. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell consisted of an overnight reverse repurchase agreement of $32,300,000.

## 4. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2010, the Company had a time deposit with BBVA New York Branch totaling $500,717, which includes accrued interest, maturing in less than two months.

## 5. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $9,999,200 in U.S. Treasury Bills. This asset is classified as a Level 1 financial instrument (U.S. Treasuries) and its value is based on an independently quoted market price. There were no transfers in and transfers out of Level I and Level II fair value measurements.

## 6. RECEIVABLE FROM BROKER-DEALERS

Receivable from broker-dealers totaling $3,731,640 consisted of fails relating to securities bought on behalf of broker-dealers, which have not been paid for by the broker-dealers.

## 7. OFFICE FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2010, the Company's office furniture, equipment and leasehold improvements comprised of the following:

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Leasehold improvements | $ 2,900,240 | $ (1,980,410) | $ 919,830 |
| Computers and equipment | 185,053 | $ (146,379) | 38,674 |
| Furniture and fixtures | 142,609 | (54,914) | 87,695 |
| Software | 424,178 | (424,178) | - |
| Mechanical equipment | 129,205 | (71,462) | 57,743 |
| | $ 3,781,285 | $ (2,677,343) | $ 1,103,942 |

## 8. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities, such as BBVA NY Branch, BBVA Compass, BBVA Bancomer and BBVA Asia. The Receivable from or Payable to affiliates balances arise from services performed between the Company and its affiliates, and from trades executed with or on behalf of its affiliates.

The Company has an Administrative Fee Service Agreement with BBVA NY Branch. The Company also sub-leases office space from an affiliate under a cancelable lease. Amounts related to these activities are included in the statement of financial condition.

Assets and liabilities with related parties consisted of the following:

| | | |
|---|---|---|
| Assets: | | |
| Cash | $ | 215,739 |
| Short-term investment with affiliate | | 500,717 |
| Receivable from affiliates | | 471,133 |
| | $ | 1,187,589 |
| Liabilities: | | |
| Payable to affiliates | $ | 458,040 |
| | $ | 458,040 |

## 9. INCOME TAXES

The components of the deferred tax asset as of December 31, 2010 are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Federal net operating loss carryforwards | $ 6,867,993 |
| NY State net operating loss carryforwards | 912,123 |
| Other | 34,835 |
| Total deferred tax asset | 7,814,951 |
| Allowance | (7,814,951) |
| Net deferred tax asset | $ - |

As of December 31, 2010, the Company had approximately $19.6 million of net operating loss carryforwards for future utilization for Federal income tax purposes, which will begin to expire in 2019. Additionally, the Company had net operating loss carryforwards of approximately $16.3 million for future utilization for New York State income tax purposes, which will begin to expire in 2021. A full valuation allowance has been set up against the net deferred tax asset as management does not believe that it is more likely than not that such benefit will be realized in the future.

The Company does not have any unrecognized tax benefit balances as of December 31, 2010. The Company is subject to state and local income taxes, principally in New York State and New York City. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2007 through 2010.

## 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2010, the Company had net capital of $33,447,731, which exceeded the minimum requirement of $250,000 by $33,197,731.

## 11. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from an affiliate under a cancelable lease which expires on December 29, 2016. At December 31, 2010, the future minimum rental commitments under such leases are as follows:

| | |
|---|---|
| 2011 | 360,693 |
| 2012 | 402,634 |
| 2013 | 402,634 |
| 2014 | 402,634 |
| 2015 | 402,634 |
| 2016 | 402,634 |
| Total | $ 2,373,863 |

In the normal course of business, the Company may enter into other legal contracts that contain a variety of these representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position. As of December 31, 2010, the Company does not have any off-balance sheet commitments.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the statement of financial condition.

## 12. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

**Employee Benefit Plans** — The Company and certain affiliates have established a cash balance pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The Company made contributions of $131,851 during the year ended December 31, 2010.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Plan assets include a mix of equity securities, debt securities and other investments. Investment strategies and asset allocations are based on consideration of plan liabilities and the plan's funded status. The investment policy of the Plan is to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets.

Plan assets are comprised of two major components: an equity portion and a fixed income portion. The expected role of Plan equity investments is to maximize the long-term real growth of Fund assets, while the role of fixed income investments is to generate current income, provide for more stable periodic returns and provide some protection against a prolonged decline in the market value of Fund equity investments.

The percentages of fair value of each major plan asset category of the pension plan assets at December 31, 2010 by asset category are as follows:

| | |
|---|---|
| (a) Corporate debt securities | 47% |
| (b) Domestic equity securities | 31% |
| (c) Government debt securities | 8% |
| (d) International equity securities | 10% |
| (e) Property & real estate | 4% |
| Total | 100% |

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

**Restricted Stock** — In 2009, BBVA implemented a performance based restricted stock plan in certain subsidiaries including the Company, which expired on December 31, 2010. Its settlement is planned for April 15, 2011. In 2010, BBVA implemented a new performance based restricted stock plan (the "Plan"), approved in April 2010 and expiring on December 31, 2011. BBVA shares awarded at the Company totaled 5,600 shares at December 31, 2010 and vest over a two-year performance-based period. Its settlement is planned for April 15, 2012.

The fair value of the shares under the Plan was established at grant date and is fixed through the entire term of the Plan. The performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounted for the restricted stock award as equity awards. During 2010, there were no additions or forfeitures of shares related to the Plan.

## 13. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2010, the Company was not involved in the aforementioned business activity.

## 14. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were issued, which was February 25, 2011. No adjustments or disclosures are needed concerning subsequent events up to this date.

******

# Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

BBVA Securities, Inc
1345 Avenue of the America
New York, NY 10105

In planning and performing our audit of the financial statements of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP